UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One): _ Form 10-K  _ Form 20-F  X Form 11-K  _ Form 10-Q  _ Form N-SAR

               For Period Ended:  December 31, 1997



PART I - REGISTRANT INFORMATION

Full Name of Registrant: Artesian Resources Corporation
                         Artesian Retirement Plan
Address of Principal Executive Officer:     664 Churchmans Road
City, State, and Zip Code:   Newark, Delaware  19702

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form
   |     could not be eliminated without unreasonable effort or expense;
   | (b) The subject annual report, semi-annual report, transition report on | Form 10-Km Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
X  |     filed on or before the fifteenth calendar day following the
   |     prescribed due date; or the subject quarterly report of transition
   |     report on Form 10-Q, or position thereof will be filed on or before
   |     the fifth calendar day following the prescribed due date; and
   | (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transmission report or portion thereof, could not be filed within the prescribed time period.

     Waiting for third party information.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:
             Name:                Joseph A. DiNunzio
             Telephone Number:    302-453-6900

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer if no, identify report(s).
             X Yes      _ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
             _ Yes      X No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          ARTESIAN RESOURCES CORPORATION
                             ARTESIAN RETIREMENT PLAN
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date: 6/30/98                      By: /s/ Joseph A. DiNunzio

                                       Joseph A. DiNunzio
                                       Vice President, Secretary of the Board